Cryomass Technologies, Inc.

1001 Bannock Street, Suite 612,

Denver, CO 80204

April 5, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Gregory Herbers

Re: Cryomass Technologies, Inc.

Registration Statement on Form S-1

Commission File No. 333- 262739

Mr. Herbers:

On behalf of Cryomass Technologies, Inc., I hereby request that the Commission declare effective the above-captioned registration statement at 4:00pm on April 7, 2022, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Cryomass Technologies, Inc.

/s/ P. Blair Mullin
Chief Financial Officer